SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 10, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated January 10, 2013: Nokia exceeds previous Q4 2012 outlook for Devices & Services and Nokia Siemens Networks

2

Nokia Corporation

Nokia exceeds previous Q4 2012 outlook for Devices & Services and Nokia Siemens Networks

Nokia provides preliminary financial information for Q4 2012 and preliminary outlook for Q1 2013

Nokia Corporation

Stock exchange release

January 10, 2013 at 15:00 (CET+1)

Espoo, Finland — Nokia today provided preliminary information on certain aspects of its fourth quarter 2012 financial performance and also provided preliminary information on its outlook for the first quarter 2013.

Nokia now estimates that Devices & Services has exceeded expectations and achieved underlying profitability in the fourth quarter 2012.

• Mobile Phones business unit and Lumia portfolio delivered better than expected results; and

• Operating expenses were lower than expected.

• Devices & Services non-IFRS operating margin for the fourth quarter 2012 now expected to be between break even and positive 2 percent.

Seasonality and competitive environment are expected to have a negative impact on the first quarter 2013 underlying profitability for Devices & Services, compared to the fourth quarter 2012.

Nokia also estimates that Nokia Siemens Networks has exceeded expectations for the fourth quarter 2012, delivering record underlying profits and a third consecutive quarter of underlying profitability.

• Strong performance in higher margin product categories and geographic regions; and

• Better than expected cost management.

• Nokia Siemens Networks non-IFRS operating margin for the fourth quarter 2012 now expected to be between 13 and 15 percent.

Seasonality is expected to have a negative impact on the first quarter 2013 underlying profitability for Nokia Siemens Networks, compared to the fourth quarter 2012.

Commenting on the preliminary Q4 financial information, Stephen Elop, Nokia CEO, said:

“We are pleased that Q4 2012 was a solid quarter where we exceeded expectations and delivered underlying profitability in Devices & Services and record underlying profitability in Nokia Siemens Networks. We focused on our priorities and as a result we sold a total of 14 million Asha smartphones and Lumia smartphones while managing our costs efficiently, and Nokia Siemens Networks delivered yet another very good quarter.”

Preliminary financial information for the fourth quarter 2012:

Nokia currently estimates that Devices & Services net sales in the fourth quarter 2012 were approximately EUR 3.9 billion, with total device volumes of 86.3 million units.

• Mobile Phones net sales of approximately EUR 2.5 billion, with total volumes of 79.6 million units of which 9.3 million units were Asha full touch smartphones.

• Smart Devices net sales of approximately EUR 1.2 billion, with total volumes of 6.6 million units of which 4.4 million units were Nokia Lumia smartphones.

• Total smartphone volumes of 15.9 million units composed of 9.3 million Asha full touch smartphones, 4.4 million Lumia smartphones and 2.2 million Symbian smartphones.

• Devices & Services Other net sales of approximately EUR 0.2 billion, including a positive impact from non-recurring IPR income of approximately EUR 50 million.

Nokia currently estimates that Devices & Services non-IFRS operating margin for the fourth quarter 2012 was between break even and positive 2 percent, which compares to the previous outlook of approximately negative 6 percent, plus or minus four percentage points. Devices & Services non-IFRS operating margin includes a positive impact from non-recurring IPR income of approximately EUR 50 million.

During the fourth quarter 2012, multiple factors positively affected Nokia’s Devices & Services businesses to a greater extent than previously expected. Preliminary information indicates that the main factors include:

• Within the Devices & Services business, better than expected financial performance in the Mobile Phones business unit and Lumia smartphones. In addition, Devices & Services recognized non-recurring IPR income of approximately

EUR 50 million; and

• Lower than expected Devices & Services’ operating expenses, partially due to greater than expected cost reductions under the restructuring program.

Nokia currently estimates that Location & Commerce net sales in the fourth quarter 2012 were approximately EUR 0.3 billion and the non-IFRS operating margin was between 13 and 15 percent.

Nokia and Nokia Siemens Networks currently estimates that Nokia Siemens Networks net sales in the fourth quarter 2012 were approximately EUR 4.0 billion and the non-IFRS operating margin was between 13 and 15 percent, which compares to the previous outlook of approximately positive 8 percent, plus or minus four percentage points. Nokia Siemens Networks non-IFRS operating margin includes a positive impact from non-recurring IPR income of approximately EUR 30 million.

During the fourth quarter 2012, multiple factors positively affected Nokia Siemens Networks’ businesses to a greater extent than previously expected. Preliminary information indicates that the main factors include:

• More favorable product and regional mix in Nokia Siemens Networks. In addition, Nokia Siemens Networks recognized non-recurring IPR income of approximately EUR 30 million; and

• Better than expected improvement under Nokia Siemens Networks’ restructuring program to reduce operating expenses and production overheads.

Preliminary outlook for the first quarter 2013:

Nokia expects its non-IFRS Devices & Services operating margin in the first quarter 2013 to be approximately negative 2 percent, plus or minus four percentage points. This outlook is based on Nokia’s expectations regarding a number of factors, including:

• competitive industry dynamics continuing to negatively affect the Smart Devices and Mobile Phones business units;

• the first quarter being a seasonally weak quarter;

• consumer demand, particularly for our Lumia and Asha smartphones;

• continued ramp up for our new Lumia smartphones;

• expected cost reductions under Devices & Services’ restructuring program; and

• the macroeconomic environment.

Nokia expects Location & Commerce non-IFRS operating margin in the first quarter 2013 to be negative due to lower recognized revenue from internal sales, which carry higher gross margin, and to a lesser extent by a negative mix shift within external sales.

Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin in the first quarter 2013 to be approximately positive 3 percent, plus or minus four percentage points.  This outlook is based on Nokia Siemens Networks’ expectations regarding a number of factors, including:

• competitive industry dynamics;

• the first quarter being a seasonally weak quarter;

• product and regional mix;

• expected continued improvement under Nokia Siemens Networks’ restructuring program; and

• the macroeconomic environment.

Nokia will provide more details when it reports fourth quarter and full year 2012 results on January 24, 2013.

Nokia will be hosting a conference call today at 13:30 UK time (8:30 EST).

The dial-in number for media (listen only - the question and answer session will be limited to financial analysts and investors only) is +1 706 634 5012. Conference ID: 86914019.

The dial-in number for financial analysts and investors is US: +1 888 636 1561. Conference ID: 86914019. UK: +44 1452 560 299. Conference ID: 87088764.

A replay of the call will be available soon after the call completion. The replay number is US: +1 800 585 8367.  Conference ID: 86914019. UK: +44 1452 55 0000. Conference ID: 87088764.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia products that operate on the Windows Phone 7 operating system in anticipation and availability of Nokia products with the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2013		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal